Sonnenschein
SONNENSCHEIN NATH & ROSENTHAL

1221 Avenue of the Americas
New York, NY 10020
212.768.6700
www.sor

Chicago
[redacted]

02042814

St. Louis
Washington, D.C.
West Palm Beach

Michael A. Bamberger
(212) 768-6756
mbamberger@sonnenschein.com

July 15, 2002

SEC MAIL PROCESSING
RECEIVED
JUL 22 2002
WASH. D.C. 154 SECTION

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE: The Albert Fisher Group PLC
Your File No. 82-1020

Gentlemen:

On behalf of our client, The Albert Fisher Group PLC, we furnish herewith pursuant to Rule 12g3-2(b) of the 1934 Act, a notice that the London Stock Echange has cancelled the listing of the Albert Fisher Group PLC for trading on its Exchange. This follows the appointment of administrative receivers over the business and assets of the company on May 23, 2002.

Would you please acknowledge receipt of these documents on the enclosed copy of this letter and return it to us in the enclosed stamped self-addressed envelope. Thank you.

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

Sincerely yours,

Michael A. Bamberger

Michael A. Bamberger

MAB:bf
Enclosures

cc: Mary Sweeney, Esq.
Robert O'Hare, Esq.

dlw 7/24

Company	Official List
TIDM	
Headline	Cancel-Albert Fisher Group
Released	08:00 15 Jul 2002
Number	5919Y

NOTICE OF CANCELLATION OF AN OFFICIAL LISTING ON A STOCK EXCHANGE

(400)

15/07/2002 08:00 AM

Following notification from the Financial Services Authority ("the FSA") that it cancels the securities* set out below from the Official List, the London Stock Exchange ("the LSE") cancels those securities from trading. The following securities are, therefore, cancelled from their official listing on the LSE with effect from the time and date of this notice.

The listing for the following securities have been cancelled from 15/07/2002 08:00 AM at the request of the company.

ALBERT FISHER GROUP PLC

American Depository Receipts (10:1) fully paid	(2-342-012)(US0127602037)
Ordinary Shares of 5p each fully paid	(0-339-607)(GB0003396073)

If you have any queries relating to the above, please contact Securities Management at the London Stock Exchange on 020 7797 1579.

* = The FSA cancels securities to the Official List which are represented by the class of security disclosed in this Notice.

In making the above statement, the Exchange is relying on the accuracy of the notification from the FSA and is not under any circumstances liable for the accuracy of that notification.

END